NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2007. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number	Page

Copy of the disclosure letter we sent to the
Philippine Stock Exchange and the Securities and
Exchange Commission regarding a press release
entitled “PLDT awarded ‘Most Convincing and
Coherent Strategy in the Philippines’ and ‘Best
Corporate Governance in the Philippines’ by
1	Euromoney”.	6

Exhibit 1

February 24, 2009

The Philippine Stock Exchange
4th Floor PSE Centre
Exchange Road, Ortigas Center
Pasig City

Attention:	Atty. Pete M. Malabanan Head, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “PLDT awarded ‘Most Convincing and Coherent Strategy in the Philippines’ and ‘Best Corporate Governance in the Philippines’ by Euromoney”.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

February 24, 2009

SECURITIES & EXCHANGE COMMISSION
Money Market Operations Department
SEC Building, EDSA
Mandaluyong City

Attention	:Director Justina F. Callangan
Corporations Finance Department
Gentlemen:
Re :	Philippine Long Distance Telephone Company SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith three (3) copies of SEC Form 17-C with a copy of a press release attached thereto entitled “PLDT awarded ‘Most Convincing and Coherent Strategy in the Philippines’ and ‘Best Corporate Governance in the Philippines’ by Euromoney”.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	February 24, 2009

(Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5.PHILIPPINES 6. _____________ (SEC Use Only)
Province, country or other jurisdiction	Industry Classification Code

of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City	1200
Address of principal office	Postal Code

8. (632) 816-8553

Registrant’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares of Common Stock Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a copy of a press release entitled “PLDT awarded ‘Most Convincing and Coherent Strategy in the Philippines’ and ‘Best Corporate Governance in the Philippines’ by Euromoney”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: February 24, 2009

Exhibit 1

PRESS RELEASE

PLDT awarded “Most Convincing and Coherent Strategy in the Philippines” and “Best Corporate
Governance in the Philippines”
by Euromoney

Manila, Philippines, 23 February 2008 — The Philippine Long Distance Telephone Company, PLDT, (NYSE: PHI; PSE: TEL) has received from Euromoney the award for “Most Convincing and Coherent Strategy in the Philippines.” The award was conferred in Euromoney’s December 2008 issue where PLDT was also cited for “Best Corporate Governance in the Philippines”, an award it received also last year.

The methodology for the annual poll involves a process where analysts and leading banks and research institutes are asked to nominate their top companies in each of the Asian countries or sectors they covered, bearing in mind market strength, profitability, growth potential and quality of management and earnings.

Aside from awards in the Philippine categories, PLDT was recognized in several regional categories, namely: No. 5 Most Convincing and Coherent Strategy (out of 278 nominations), No. 4 Most Transparent Accounts (out of 207 nominations) and No. 4 Best Corporate Governance (out of 242 nominations). In the said regional category awards, PLDT was the highest Philippine company cited.

The awards were presented in Manila today to PLDT’s Chairman, Manuel V. Pangilinan and to President and CEO, Napoleon L. Nazareno, by Padraic Fallon, Euromoney’s Chairman and Editor-in-chief.

PLDT has won several awards from Euromoney in previous years.

Euromoney magazine is a monthly publication focusing on international banking and capital markets. It regularly publishes in-depth surveys, polls, and rankings of specific areas of finance. Benchmark polls include the FX poll, private banking awards, country risk survey, debt trading and corporate governance polls, as well as the awards for excellence in banking.

x x x

Exhibit 1

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business segments – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE: TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE: PHI). PLDT has the largest market capitalization in the Philippines.

For further information, please contact:

Anabelle L. Chua	Melissa V. Vergel de	Ramon R. Isberto
Tel No.:	Dios	Tel No.:
816-8213	Tel No.: 816-8024	511-3101
Fax No.: 844-9099	Fax No.: 810-7138	Fax No.: 893-5174

or visit our website: www.pldt.com.ph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: February 24, 2009